April 12, 2006


Mr. Rufus Decker
Mr. Scott Watkinson
Mr. Ernest Greene
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE:      Form 10-KSB for Fiscal Year Ended December 31, 2004
         Forms 10-QSB for Quarters Ended March 31, June 30, and September 30, 2005 File No. 0-32995

Gentlemen:

This letter will serve as our response to your inquiry, dated April 4, 2006 regarding the documents referred to above and filed with United States Securities and Exchange Commission (hereinafter referred to as the "SEC") from MedSolutions, Inc. (hereinafter referred to as the "Company" or "MedSolutions" or "MSI"). MedSolutions' has carefully reviewed and researched your inquiries and comments and we have responded to each inquiry enumerated in your letter. Our response incorporates further clarification as a follow up to our teleconference call with the SEC on April 7, 2006.

Form 10-KSB For the Year Ended December 31, 2004
------------------------------------------------

General
-------

1.   SEC Comment - Please file your response to our letter dated March 15, 2006.

     MedSolutions Response - We have filed our response to your letter dated March 15, 2006 on EDGAR on April 7, 2006.

     Financial Statements, page F-1
     ------------------------------

     Note 3-Summary of Significant Accounting Policies, pages F-9
     ------------------------------------------------------------

     Goodwill and Intangible Assets, Page F-10
     -----------------------------------------

2. SEC Comment - We have read your response to comment two of our letter dated March 15, 2006. We note that the assumptions used in your discounted cash flow analysis appear to be less conservative than the assumptions you used in determining that your deferred tax asset was required to be fully reserved. Please note that the assumptions used in estimating future cash flows must be reasonable in relation to the assumptions used in developing other information for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or valuation of your deferred tax asset. The addition of $2.1 million in net operating loss carryforwards to your estimate of debt-free future cash flows does not appear to be consistent with your fully reserved deferred tax asset as of December 31, 204. Please refer to the Interpretive Response to Question 3 in SAB topic 5:CC. In this regard, we also note that your independent accountant's opinion includes a going concern paragraph.

     We note that your estimate of discounted debt-free future cash flows is $4.8 million. According to SFAS 142, the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. The debt-free value appears to be the price an unrelated party would be willing to pay to acquire your assets. Adjusting that amount for the present value of your liabilities of $7 million appears to indicate that step two of the goodwill impairment analysis required by SFAS 142 is required. Please provide us with the analysis described by paragraph 20 of SFAS 142.

     MedSolutions Response -We have read your response and have revised our SFAS
     142 analyses of goodwill to incorporate your comments. Our response incorporates further clarification as a follow up to our teleconference call with the SEC on April 7, 2006.

     Our Step 1 Analyses According to SFAS 142 is as Follows:
     --------------------------------------------------------

     Balance  Sheet  Analyses-Per  Financial  Statements of  MedSolutions,  Inc.
     (12-31-04)

Cash                                                           $      --
Accounts receivable                                                979,000
Prepaids                                                           269,000
Property and equipment                                           1,636,000
Identifiable intangibles                                           941,000
Goodwill                                                         1,495,000
Other assets                                                        43,000

          Total Assets                                         $ 5,363,000

Debt obligations                                                (7,060,000)

          Net Deficiency                                       $(1,697,000)
                                                               ===========

Impairment Analyses

Fair Value Appraisal                                           $ 6,900,000

Less:  Interest bearing debt                                    (3,342,095)

Less:  NOL value                                                (2,081,000)
                                                               -----------

       Net value                                                 1,476,905

       Carrying amount of reporting unit including goodwill    $(1,697,000) (From above)
                                                               -----------

       Fair value over (under) carrying value                  $ 3,173,905  Excess value
                                                               ===========

     The fair value of the reporting unit exceeds the carrying value of the reporting unit and thus goodwill is not determined to be impaired and therefore no further testing is required.

     AmeriTech Acquisition, page F-10
     --------------------------------

3. SEC Comment - We have read your response to comment three of our letter dated March 15, 2006. Article 5.03 of the November 7, 2003 purchase agreement with Ameritech required Ameritech to "take all actions necessary and proper such that [your] audit of the [AmeriTech] accounts and records [was] completed at [your] expense within 60 days after the Closing Date. We assume the seller's non-compliance was apparent within 60 days of the closing.

     All other things being equal, a business for which the seller is able to provide information sufficient for an audit would appear to be more valuable that a business for which such information is unavailable. As indicated by your inclusion of Article 5.03 in the purchase agreement and the negative financial effect of the seller's non-compliance with that provision, it appears that such information has a value directly related to the purchase.

     As you state in your response,  the seller's failure to comply with Article
     5.03 was the principle dispute leading to the settlement agreement. Section 2e of the February 11, 2005 settlement agreement modifies the purchase agreement by allowing you to cancel the $750,000 note you issued as purchase consideration pursuant to the original purchase agreement. You state that the amount of the settlement was based on your "material financial loss" resulting from your inability to register your securities, among other things. It is unclear why the impact of what you characterize as a material financial loss resulting from the purchase of AmeriTech and a settlement compensating you for that loss is more appropriately reflected as a gain than a reduction in goodwill related to that acquisition.

     Please amend your Forms 10-QSB for each quarter in the fiscal year ended December 31, 2005 to reflect the settlement as reduction in goodwill during the quarter ended March 31, 2005 rather than a gain on the extinguishment of debt.

     MedSolutions Response - We have read your response and have summarized the pertinent facts of the transaction with Ameritech to support our position. Our response incorporates further clarification as a follow up to our teleconference call with the SEC on April 7, 2006. In addition, we have attached a letter from our legal counsel, (our attorney was instrumental in negotiating the settlement agreement with Ameritech) which supports the substance of the settlement agreement was not meant to be a purchase price adjustment, but rather a settlement for damages.

     The Settlement Agreement between AmeriTech and MedSolutions was executed on February 11, 2005, approximately 15 months after the closing of the acquisition (which occurred in October 2003). The settlement agreement resulted in recording a reduction of seller debt. The agreement was executed to settle disputes between MedSolutions and the seller that arose subsequent to the acquisition.

     The disputes were unrelated to the valuation of the business purchased. The principal disputes centered on the sellers' inability to provide us with adequate (qualitative) historical business records which would facilitate the preparation of audited historical financial statements of Ameritech, to comply with 8K reporting requirements. The original purchase price of Ameritech was based on an industry revenue multiple. The requirement to provide audited financial statements was never ascribed any value and was never considered a monetary factor in determining or negotiating the purchase price. The sellers ignored MedSolutions request for this financial information and in the latter part of the year (late December 2004 and early January 2005) MedSolutions threatened to sue Ameritech for compensatory damages. The compensatory damages are analogous to liquidating penalties (under current accounting and SEC regulations) whereby the Company would be required to record a charge as an expense.

     Our damages were based on our material financial loss. Specifically, we were prevented from registering our securities, commencement of trading, raising funds under the guidelines of certain exempted offerings and our business acquisition plans were delayed. Rather than engage in a lengthy court battle, the seller agreed to settle the matter, whereby agreeing to reduce the note payable in consideration for settling the claim for damages.

     Section 1.01 of the Asset Purchase Agreement dated November 7, 2003, between MedSolutions and AmeriTech, clearly sets forth the purchase price clawbacks we were entitled to take and did take in May, 2004. Those clawbacks only relate to the amount of revenue realized by MedSolutions from the AmeriTech customer contracts. No where does the Asset Purchase Agreement allow MedSolutions to clawback the purchase price for a breach of a covenant in that agreement by AmeriTech. Your characterization would add contract terms to the Asset Purchase Agreement that simply do not exist.

As described in the circumstances above, the Company at no time during the allocation period would have predicted the probability of the events that occurred. The values of Company assets and liabilities were never in question and the matters that we could have litigated arose after closing. See the attached letter from our legal counsel.

Also included herewith are a series of correspondence negotiating a settlement with AmeriTech. We have not included any privileged communication as to the waiver of our attorney/client privilege. There were numerous drafts of the Settlement Agreement over several months of negotiations as indicated in the foregoing correspondence.

Based on the above, we believe the settlement was appropriately characterized as other income.

Sincerely,

/s/ J. Steven Evans

J. Steven Evans Vice President of Finance MedSolutions, Inc.

Attachment (Letter from Legal Counsel)

cc:  Matthew H. Fleeger, President & CEO
     MedSolutions, Inc.

     Ronnie Conigliaro, Partner
     Marcum & Kliegman LLP

     Mitchell Watt, Partner
     Marcum & Kliegman LLP

     Steven Block, Legal Counsel
     Fish & Richardson

     Michael Van Amberg, Principal
     Katzen Marshall & Associates

                     [Letterhead of Fish & Richardson P.C.]


April 12, 2006

Mr. J. Steve Evans MedSolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

Re:      Ameritech Environmental, Inc.

Dear Steve:


You have requested a summary of the background of MedSolutions, Inc.'s (the "Company") dispute with Ameritech Environmental, Inc. ("AEI") regarding audited financial statements for AEI.

I was the attorney who represented the Company in the negotiation of the acquisition of AEI's assets. This acquisition was intensely negotiated over the course of several months, finally closing on November 7, 2003 (the "Closing Date"). Section 5.06 of the definitive asset purchase agreement for the acquisition (the "Agreement") contained a post-closing covenant from AEI to take all actions necessary and proper such that the Company's audit of AEI's accounts and records for the nine months ended September 30, 2003 (the "Audit") was to be completed at the Company's expense within 60 days after the Closing Date.

AEI failed to cooperate in a timely manner with the Company and the auditors retained by the Company to conduct the Audit. In November 2004, the Company initiated settlement discussions (see attached letter to AEI dated November 12, 2004) with AEI regarding this failure and several other breaches by AEI of representations, warranties and covenants under Agreement. After protracted negotiations, a settlement was finally reached in February 2005. Pursuant to this settlement, AEI was required to take action to execute the Audit upon its completion, and the aggregate amount owed by the Company to AEI was reduced from approximately $750,000 to $150,000. In May 2005, after AEI continued to fail to fulfill its obligations with respect to the Audit, the settlement was amended to provide for payment of the remaining amounts outstanding to AEI in shares of the Company's common stock at the rate of $1.00 per share.

At no point in the negotiations described above was the settlement regarding the Audit treated as an adjustment to the purchase price for AEI's assets. In addition, there were never any discussions regarding compensation to the Company for deterioration of the business. During negotiations, the quality of the

Mr. J. Steve Evans
April 12, 2006
Page 2



business was never in question. Any adjustments to the purchase price were only to be made pursuant to Sections 1.01(c) and (e) of the Agreement. It is important to note that the failure to deliver the Audit was not the only AEI breach settled. For example, AEI failed to deliver title to certain real property acquired pursuant to the Agreement. The amount owed by the Company to AEI was reduced pursuant to the settlement agreement as damages to compensate the Company for AEI's breaches of representations, warranties and covenants under the Agreement, including without limitation, principally, the failure to facilitate the completion of the Audit.



Very truly yours,

/s/ Steven R. Block

Steven R. Block

                     [Letterhead of Fish & Richardson P.C.]





November 12, 2004

Via Certified Mail, Return Receipt Requested

Mr. Robert Talioferro
Vice President
AmeriTech Environmental, Inc.
3505 Robin Lane
Texarkana, Texas 75503

Re:      Cancellation of MEDSOLUTIONS, INC. Promissory Note

Dear Mr. Taliaferro:


This firm represents MedSolutions, Inc. and its affiliates ("MedSolutions") in various matters. MedSolutions purchased certain assets and assumed certain liabilities from AmeriTech Environmental, Inc. ("AmeriTech") pursuant to that certain Asset Purchase Agreement (the "Agreement") dated November 7, 2003. Pursuant to the Agreement, MedSolutions issued a promissory note (the "Note") in the principal amount of $750,000 to AmeriTech on November 7, 2003.

AmeriTech has breached certain of its representations, warranties, covenants and/or obligations under the Agreement, including without limitation Sections
3.05 (undisclosed liabilities),  3.06 (title to assets), 3.17 (full disclosure),
5.03 (audit), 5.04 (delivery of consents to assignment) and 6.02 (unauthorized use of "AmeriTech Environmental" name). Accordingly, MedSolutions has now exercised its rights pursuant to Sections 7.01 and 9.18 of the Agreement to offset certain damages incurred by it due to AmeriTech's breach of the Agreement against the full currently outstanding principal amount of the Note and any and all accrued and unpaid interest thereon, and has thus cancelled the Note. The exercise by MedSolutions of its rights as described above shall not preclude any other or further exercise of MedSolutions' rights or remedies pursuant to the Agreement, any other agreement between MedSolutions and AmeriTech or any of AmeriTech's affiliates, or at law. The cancellation of the Note should not be understood as an admission by MedSolutions that its damages to date caused by AmeriTech equal the amount of indebtedness cancelled; indeed, such damages may be significantly higher. In addition, MedSolutions believes that it is entitled to the return by AmeriTech of the amount of any and all interest that has been paid on the Note to date, and is considering instituting legal action to recover such amount.

AmeriTech Environmental, Inc.
November 12, 2004
Page 2




Please do not hesitate to contact me at (214) 292-4050 with any questions.

Very truly yours,

/s/ Steven R. Block

Steven R. Block



cc:      Matthew H. Fleeger                          Via Facsimile: 972-776-8767
         MedSolutions, Inc.

         Mr. Sam T. Powell                           Via Facsimile: 713-789-0543

                                                    FOR SETTLEMENT PURPOSES ONLY

January 4, 2005

Mr. Matthew Fleeger
MedSolutions, Inc.


Dear Matt,

         Based upon discussions with Legal Counsel and with our shareholders, AmeriTech Environmental, Inc. categorically rejects all claims for breach and damage as outlined in your December 30th 2004 letter and further re-states our confidence in AmeriTech's possession of a legally binding and enforceable promissory note in the amount of $750,000, which is now in default.

AmeriTech understands the value both to MedSolutions, Inc. and us in settling this matter outside of the courtroom and it is with that understanding that the following settlement terms are proposed.

AmeriTech will:

         1. Assist fully to cause the transfer of title to assets; specifically the parcel of land on Interdrive East
         2. Sign an audit of AmeriTech Environmental, Inc upon presentation and satisfactory review.
         3. With funds provided by MedSolutions, Inc. completely and fully resolve legal issues with Sharps Compliance, Inc. and deliver satisfactory releases to MedSolutions, Inc.
         4.       Re-negotiate current binding promissory note.
         5. Return stock certificate currently owned by AmeriTech Environmental, Inc. denoting 705,072 shares.


MedSolutions, Inc. will:

         1.       Immediately  remit  $2,737.50  for  accrued  trailer(s)  lease payments.
         2. Fulfill terms of trailer(s) lease: $912.50/month through February 28, 2005.
         3. Upon agreement of this settlement pay $200,000 in certified funds to AmeriTech Environmental, Inc. or other designated entity (party).
         4. Give AmeriTech Environmental. Inc or other designated entity (party) a promissory note in the amount of $150,000 with a term of 12 months with monthly interest payments.
         5. Issue common stock to AmeriTech Environmental, Inc. or designated entity (party) 100,000 shares with a value of $1.25/share.

Mr. Matthew Fleeger
MedSolutions, Inc.
Page 2




This settlement offer as outlined represents a $275,000 total value discount on the existing promissory note ($400,000 cash value discount) as well as forfeiture of net 339,133 shares of MedSolutions, Inc. common stock owned by AmeriTech Environmental, Inc. valued at $1.25/share ($423,916.25)

We believe this offer more than adequately addresses and accommodates a resolution for both our companies. I look forward to hearing from you.

Sincerely,



Jonathan S. Howard
On behalf of AmeriTech Environmental, Inc. shareholders

AmeriTech Environmental
P.O. Box 670647
Houston, TX  77267-0647
Office:  (281) 448-0800
Fax:  (281) 448-0866

January 20, 2004

MedSolutions, Inc.
12750 Merit Drive
Park Central VIII
Suite 770
Dallas, TX  75251

Attn: Mathew H. Fleeger, President & CEO
Fax: (972) 931-2250

Fish & Richardson P.C.
5000 Bank One Center
1717 Main Street
Dallas., Texas 75201

Attn: Steven R. Block Fax
(214) 747-2091

    Re: Disclosure of Unaudited Financial Information of Ameritech Environmental
        Inc.

Gentlemen:

You are hereby requested to delay the public filing with the Securities Exchange Commission of any financial information of Ameritech Environmental, Inc. The management representation letter to complete the audit has not been executed by management and accounting staff of Ameritech Environmental, Inc. and we have not completed our review of the disclosures. Until such time as our management has signed off on the financial statement disclosures, we are not responsible for their presentation and MedSolutions, Inc. is not authorized to include such information in their public filings. Ameritech Environmental, Inc. confirms that it is taking all necessary actions to complete the audit in accordance with the Asset Purchase Agreement.

Please contact us at your earliest convenience to discuss a mutually beneficial solution to addressing the open issues in the audit.

Very truly yours,.

AMERITECH ENVIRONMENTAL., INC.

By: /s/ Jonathan Howard
Name: Jonathan Howard
Title: President & CEO